Exhibit No. 99.1

For immediate release

FAIRMONT HOTELS & RESORTS INC. TO RELEASE

SECOND QUARTER EARNINGS

TORONTO, June 25, 2004- Fairmont Hotels & Resorts Inc. (“FHR”) (TSX/NYSE: FHR) will release its second quarter earnings on July 22, 2004 to be followed by a conference call that day at 1:30 p.m. Eastern Time. Participating on the call will be FHR’s Chief Executive Officer, William R. Fatt, along with Chris J. Cahill, President and Chief Operating Officer, and M. Jerry Patava, Executive Vice President and Chief Financial Officer.

Investors are invited to access the call by dialing 416-405-9328 or 1-800-387-6216. You will be required to identify yourself and the organization on whose behalf you are participating. A recording of this call will be made available beginning at 4:30 p.m. on July 22, 2004 through to July 29, 2004. To access the recording please dial 416-695-5800 or 1-800-408-3053 and use the reservation number 3068997.

A live audio webcast of this conference call will be available via FHR’s investor website (www.fairmont.com/investor). An archived recording of the webcast will remain available on the website until the next quarterly earnings conference call.

About Fairmont Hotels & Resorts Inc.

FHR is one of North America’s leading owner/operators of luxury hotels and resorts. FHR’s managed portfolio consists of 82 luxury and first-class properties with more than 33,000 guestrooms in the United States, Canada, Mexico, Bermuda, Barbados and the United Arab Emirates. FHR owns Fairmont Hotels Inc., North America’s largest luxury hotel management company, as measured by rooms under management, with 44 distinctive city center and resort hotels such as The Fairmont San Francisco, The Fairmont Banff Springs and The Fairmont Scottsdale Princess. FHR also owns Delta Hotels, Canada’s largest first-class hotel management company, which manages and franchises 38 city center and resort properties in Canada. In addition to hotel management, FHR holds real estate interests in 23 properties and an approximate 35% investment interest in Legacy Hotels Real Estate Investment Trust, which owns 24 properties.

Contact:	Emma Thompson
Executive Director Investor Relations
Tel: 1-866-627-0642
Email: investor@fairmont.com
Website: www.fairmont.com